Via Facsimile and U.S. Mail
Mail Stop 6010


August 17, 2005

Mr. Nelson L. Colvin
President and CEO
Birch Financial, Inc.
17029 Chatsworth Street, Suite 100
Granada Hills, CA   91344

Re:	Birch Financial, Inc.
	Form 10-K for fiscal year ended
	December 31, 2004
	Filed April 8, 2005
	File No. 000-50145

Dear Mr. Colvin:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for the fiscal year ended December 31, 2004

Exhibit 31.  Certifications pursuant to Section 302 of the
Sarbanes-
Oxley Act of 2002

1. Please amend your certificates to reference the Exchange Act
Rules
13a-15(e) and 15d-15(e) instead of the current reference to Rules
13a-14 and 15d-14. Please refer to Release No. 33-8238, at http://www.sec.gov/rules/final/33-8238.htm.

Item 6.  Management`s Discussion and Analysis or Plan of Operation

Results of Operations

2. Please revise your current presentation to provide a substantive discussion of the reasons for any changes in your results of operations for the periods presented. As appropriate, please include any key metrics such as policies financed or interest rate charged that really drive the amount of revenues earned.

Item 7. Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3. Please have your auditors reissue the audit report to state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board if this is correct. The current wording implies that the related practice standards were not followed. Please refer to PCAOB Rule 3100 and Release No. 34-48730, at http://www.sec.gov/rules/pcaob/34-48730.htm.

Note 1.  Summary of Significant Accounting Policies, page F-7

Receivables, page F-9

4. Please revise your disclosure to include a discussion of the interest rates earned on the receivables outstanding for each period.

Item 8(a). Controls and Procedures

5. You state that you evaluated the effectiveness of your disclosure controls and procedures and concluded that your disclosure controls and procedures were effective in "timely alerting them to material information required to be included in our periodic Securities and Exchange Commission reports." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-
15(e).

Item 10.  Executive Compensation

6. Please tell us what consideration, if any, was given to recognizing compensation expense for the services provided by the President and by the Vice President/Treasurer CEO and other individuals who provide services at no charge. Please cite any applicable authoritative literature including the analogous guidance provided by Topic 1(B) of the Staff.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


							Sincerely,



							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Nelson L. Colvin
Birch Financial, Inc.
August 17, 2005
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